UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Xfone, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98414Y109

(CUSIP Number)

March 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 98414Y109	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS MCG Capital Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 54-1889518
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,022,591 (including 153,645 shares issuable upon the exercise of warrants, exercisable within 60 days from the date of this filing)
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,022,591 (including 153,645 shares issuable upon the exercise of warrants, exercisable within 60 days from the date of this filing)
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,591 (including 153,645 shares issuable upon the exercise of warrants, exercisable within 60 days from the date of this filing)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.97%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 98414Y109	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Xfone, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Britannia House

960 High Road

London N129RY

United Kingdom

Item 2(b).	Name of Person Filing:

MCG Capital Corporation

Item 2(b).	Address of Principal Business Office:

1100 Wilson Avenue, Suite 3000

Arlington, VA 22209

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

98414Y109

CUSIP No. 98414Y109	Page 3 of 4 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___ Broker or dealer registered under Section 15 of the Act.

(b)	___ Bank as defined in Section 3(a)(6) of the Act.

(c)	___ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of shares of common stock of Xfone, Inc. by MCG Capital Corporation, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference. These shares and warrants were issued in conjunction with the merger of I-55 Internet Services, Inc., a portfolio company of MCG Capital Corporation, with and into Xfone, Inc. in March 2006.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

CUSIP No. 98414Y109	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2007

MCG CAPITAL CORPORATION

By: /s/ Samuel G. Rubenstein

Samuel G. Rubenstein

Executive Vice President